November 8, 2011

Via EDGAR and Facsimile (202) 772-9220

United States Securities and Exchange Commission

Division of Corporation Finance
100 F Street, N.E.

Mail Stop 7010

Washington, D.C. 20549-7010

Attention:  Sirimal R. Mukerjee

Re:                               Request for Acceleration of Effectiveness of Registration Statement on Form S-1 (Registration No. 333-174017) of LRR Energy, L.P., a Delaware limited partnership

Ladies and Gentlemen:

As representatives of the several underwriters of LRR Energy, L.P.’s proposed initial public offering of up to 10,819,200 common units representing limited partner interests, we hereby join LRR Energy, L.P.’s request for acceleration of effectiveness of the above-referenced registration statement to 3:00 p.m. (Washington, D.C. time) on November 10, 2011, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the preliminary prospectus relating to the initial public offering of LRR Energy, L.P., dated October 28, 2011, through the date hereof:

Preliminary Prospectus dated October 28, 2011

11,975 copies to prospective underwriters, institutional investors, dealers and others.

The undersigned advises that the underwriters have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934.

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Very truly yours,

WELLS FARGO SECURITIES, LLC
RAYMOND JAMES & ASSOCIATES, INC.
CITIGROUP GLOBAL MARKETS INC.
RBC CAPITAL MARKETS, LLC

By: WELLS FARGO SECURITIES, LLC

By:	/s/ David Herman
Name: David Herman
Title: Director

By: RAYMOND JAMES & ASSOCIATES, INC.

By:	/s/ Mike Ames
Name: Mike Ames
Title: Managing Director

By: CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Alan Boswell
Name: Alan Boswell
Title: Vice President

By: RBC CAPITAL MARKETS, LLC

By:	/s/ Jennifer Caruso
Name: Jennifer Caruso
Title: Vice President

SIGNATURE PAGE

ACCELERATION REQUEST LETTER